Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549



Re:

Astics Inc.
Withdrawal of Offering Circular on 1-A
Filed on June 23, 2016
File No. 024-10569



Ladies and Gentlemen:


On behalf of Astics, Inc., a Texas corporation ("Company"), we hereby request, pursuant to the rules (File No. 024-10569), as initially filed with the Securities and Exchange Commission ("Commission") on June 23, 2016
("Offering Circular") be withdrawn effective immediately. No securities had been sold under this offering.


Andy Altahawi,Ph D
205 D Chubb Ave, suite 240
Lyndhurst, NJ 07071
Tel. 201-281-2211